NO ACT

PE
5-14-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10011776

May 17, 2010

James N. Spolar
Principal Legal Counsel and Assistant Secretary
Medtronic, Inc.
710 Medtronic Parkway
LC 300
Minneapolis, MN 55432-5604

Re: Medtronic, Inc.

Dear Mr. Spolar:

This is in regard to your letter dated May 14, 2010 concerning the shareholder proposal submitted by Julia Randall for inclusion in Medtronic's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Medtronic therefore withdraws its April 23, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

William A. Hines
Special Counsel

Enclosures

cc: Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510



Medtronic

Medtronic, Inc.
710 Medtronic Parkway | LC 300
Minneapolis, MN 55432-5604 USA
www.medtronic.com

Law Department
tel 763.505.2553
fax 763.505.2980
james.n.spolar@medtronic.com

James N. Spolar
Principal Legal Counsel
and Assistant Secretary

May 14, 2010

VIA EMAIL
shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: ***Withdrawal of No Action Letter Regarding Shareholder Proposal of Julia Randall***

Dear Ladies and Gentlemen:

Medtronic, Inc. (the "Company") filed a no-action request, dated April 23, 2010 (the "No-Action Letter"), with the Securities and Exchange Commission (the "Commission") in connection with the Company's intention to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders a shareholder proposal and statement in support thereof (collectively, the "Proposal") received from Julia Randall (the "Proponent").

The Proponent has formally withdrawn the Proposal. In view of the Proponent's withdrawal, we hereby notify the Commission that the matter has been rendered moot and that the Company is withdrawing its No-Action Letter.

A copy of this letter is also being sent to the Proponent informing her of the Company's withdrawal of its No-Action Letter. Please do not hesitate to call me at (763) 505-2553 with any questions.

Sincerely,



James N. Spolar
Principal Legal Counsel and Assistant Secretary

cc: Julia Randall
Susan L. Hall, Esq.

From: Spolar, James [james.n.spolar@medtronic.com]
Sent: Friday, May 14, 2010 11:20 AM
To: shareholderproposals
Cc: Hall, Susan
Subject: FW: Withdrawal of J. Randall Shareholder Proposal

Craig,

I have attached an additional e-mail from Susan Hall, the representative of Julia Randall, withdrawing the proposal. Again, do not hesitate to contact me if you would like additional evidence from Ms. Randall.

James

James Spolar, Medtronic
(763) 505-2553

-----Original Message-----
From: Hall, Susan [mailto:shall@fairchild.com]
Sent: Friday, May 14, 2010 6:26 AM
To: Spolar, James
Cc: kathyg@peta.org; jessicas@peta.org
Subject: Withdrawal of J. Randall Shareholder Proposal

Dear James,

PETA is withdrawing the shareholder resolution filed by Julia Randall, based on yesterday's discussion with Medtronic's Senior Vice President and General Counsel Cam Findlay, and Carl Stamp the Vice President of Medtronic's Physiologic Research Laboratory.

We discussed and mutually agreed to accomplish or pursue the following:

1. A meeting with Medtronic will take place within the next month with decision-making principals from both Medtronic (e.g. Vice President Carl Stamp) and PETA (e.g. Vice President Kathy Guillermo) in attendance.

2. The purpose of the meeting is to engage in a good faith ongoing dialogue with the objectives of reducing and ultimately replacing Medtronic's use of animals in sales and professional training, reducing its use of animals in

research and development generally, and improving the welfare and living conditions of all animals used for such purposes.

I will notify the Staff at the SEC that we are withdrawing our Shareholder Proposal, and will look forward to your notifying the Staff that Medtronic is withdrawing its no action letter.

Very truly yours,

Susan L. Hall

From: Hall, Susan [shall@fairchild.com]
Sent: Friday, May 14, 2010 7:32 AM
To: shareholderproposals
Cc: james.n.spolar@medtronic.com; kathyg@peta.org; jessicas@peta.org
Subject: shareholder Proposal Filed by Julia Randall at Medtronic, Inc.

Dear Staff,

Please be advised that Julia Randall has withdrawn the shareholder proposal filed with Medtronic Inc. on March 15, 2010. We expect that Medtronic will communicate separately with the Staff regarding its no action letter dated April 23, 2010.

Very truly yours,

Susan Hall
Authorized Representative for Julia Randall



Medtronic

Medtronic, Inc.
710 Medtronic Parkway | LC 300
Minneapolis, MN 55432-5604 USA
www.medtronic.com

Law Department
tel 763.505.2553
fax 763.505.2980
james.n.spolar@medtronic.com

James N. Spolar
Principal Legal Counsel
and Assistant Secretary

April 23, 2010

VIA EMAIL
shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: *Shareholder Proposal of Julia Randall*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Medtronic, Inc. ("Medtronic" or the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") sponsored by Julia Randall (the "Proponent"). A copy of the Proposal and accompanying cover letters are attached hereto as Exhibit A. The Proponent's cover letter states that Susan L. Hall, Esq. from People for the Ethical Treatment of Animals is the Proponent's designated representative with respect to the Proposal.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Medtronic intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent and the Proponent's representative.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Medtronic pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that Medtronic's Board of Directors (the "Board"):

> report to shareholders on the feasibility of phasing out Medtronic's use of live animals for sales and other training exercises.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as *Exhibit A*.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10) because Medtronic has already substantially implemented the Proposal.[1]

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because Medtronic Has Already Substantially Implemented the Proposal.

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if the proposal has already been substantially implemented. The purpose of this rule is to avoid shareholder consideration of "matters which already have been favorably acted upon by management." Exchange Act Release No. 12598 (July 7, 1976). The staff has consistently stated that a proposal has been "substantially implemented" when the company's particular policies, practices and procedures compare favorably with the guidelines in the proposal. See Texaco, Inc. (March 28, 1991) and Release No. 34-20091 (August 16, 1983). Medtronic has substantially implemented the Proposal in two respects.

First, on April 23, 2010, Medtronic published a report, entitled *Feasibility Assessment of Eliminating the Use of Animals for Training Purposes,* which outlined the feasibility of eliminating Medtronic's use of live animals for training purposes (the "Report"). The Report was presented to the Board on April 22, and is available to shareholders and the general public through Medtronic's corporate governance website at http://www.medtronic.com/corporate-governance/index.htm and attached hereto as Exhibit B. The Report includes the following:

- a general discussion of Medtronic's responsibilities to customers and patients for product safety and correct usage;

[1] Because Medtronic has implemented the Proposal, Medtronic has not addressed other aspects of the Proponent's Proposal, including the supporting statement. Medtronic's non-response to the supporting statement should not be construed as constituting Medtronic's agreement with any of the assertions of fact or opinion therein.

- examples of alternative training methods to the use of animals that have been developed and employed by Medtronic;
- a recognition that Medtronic must maintain the appropriate levels of training for physicians, allied healthcare professionals and Medtronic sales consultants;
- a description of the methodology used for the feasibility assessment;
- the conclusion of the assessment team that it is not currently feasible for Medtronic to phase out the use of live animals for training; and
- recommendations, including recommending a continued review of training requirements for sales/field personnel to determine if further reductions in animal use can be found.

Second, on April 22, 2010, Medtronic broadened its Animals in Research Policy, now called *Policy Regarding Use of Animals* (the "Policy"), to specifically incorporate Medtronic's policies regarding the use of animals in training and to take into account the recommendations of the Report. The Policy, which was also presented to the Board on April 22, is available to shareholders and the general public through Medtronic's corporate governance website at http://www.medtronic.com/corporate-governance/index.htm and attached hereto as Exhibit C. In the policy, Medtronic emphasizes that:

> Whenever possible, inanimate methods and models are used for training purposes, including the development of novel virtual and haptic simulation systems, the use of cadaver and replicating tissue, and extensive didactic instruction. Medtronic continuously evaluates new alternatives to the use of animals in training. However, because safe and effective use of medical technologies by healthcare professionals cannot always be adequately addressed through alternatives, it is not currently feasible to completely eliminate our use of animals for training. Regardless, when the use of an animal is required for training due to the lack of appropriate alternatives, Medtronic follows the same rigorous ethical and quality standards that it follows for animals used in research.

and that:

> [Medtronic remains] committed to the three principles of replacement, reduction and refinement as it relates to all decisions involving the use of animals in research, education and other training matters.

The Policy also provides that Medtronic's research "conforms to, or exceeds, standards and principles set by federal authorities and is overseen by the U.S. Department of Agriculture (USDA) and Medtronic's licensed veterinarians," and that "[Medtronic's] research environment is also accredited by the Association for the Assessment and Accreditation of Laboratory Animal Care International (AAALAC), which regularly conducts on-site reviews of [Medtronic's] practices and protocols." Finally, the Policy provides that Medtronic has established a multi-discipline ethics committee that reviews all animal use protocols and conducts regular facility inspections.

Medtronic's track record in pioneering alternatives to animal use in research and training demonstrates that the Policy is more than just words; it is being implemented by Medtronic. Medtronic has pioneered a number of advancements in eliminating animal use in medical device research and training, from the use of computer models and simulators to test cardiovascular device algorithms to the use of computer simulation systems and non-animal models for training physicians. Medtronic remains committed to continuing its pioneering leadership in this area, and is continually working through its established channels of oversight by USDA and Medtronic's licensed veterinarians, and compliance with ethics committee recommendations, to eliminate unnecessary animal use in all areas. The commitments in the Policy are strengthened by the conclusions and recommendations of the assessment team found in the Report.

In the no-action request context, Medtronic's Report and Policy are akin to PPG Industries, Inc. (January 19, 2004), where the Staff found that the proponent's proposal asking for a policy statement publicly committing to the elimination of animal testing is excludable because the company had already publicly issued an animal welfare policy committing the company to use alternatives to animal testing. The Proposal asks Medtronic to "report to shareholders" on the feasibility of phasing out animal use in sales and other training exercises. The publicly available Report and Policy constitute just such a report to shareholders. Like the policy statement at issue in PPG Industries, Inc., Medtronic's Report and Policy have already addressed the subject matter of the Proposal. Under the Texaco standard, Medtronic's particular policies, practices and procedures compare more than favorably with the guidelines in the Proposal. Medtronic has substantially implemented the Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Medtronic excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, Medtronic agrees to promptly forward to the Proponent and the Proponent's representative any response from the Staff to this no-action request that the Staff transmits by facsimile to Medtronic only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (763) 505-2553, or Keyna P. Skeffington, Medtronic's Vice President and Deputy General Counsel, at (763) 505-2758.

Sincerely,



James N. Spolar
Principal Legal Counsel and Assistant Secretary

Enclosure

cc: Julia Randall
Susan L. Hall, Esq.

EXHIBIT A



PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

March 15, 2010

D. Cameron Findlay
Secretary
Medtronic, Inc.
710 Medtronic Pkwy.
Minneapolis, MN 55432

Re: Shareholder Resolution for Inclusion in the 2010 Proxy Materials

Dear Mr. Findlay:

Attached to this letter is a shareholder proposal sponsored by Julia Randall and submitted for inclusion in the proxy materials for the 2010 annual meeting. Also enclosed is a letter from Ms. Randall designating me as her authorized representative, along with her broker's letter certifying to ownership of stock.

If you need any further information, please do not hesitate to contact me. I can be reached at Susan L. Hall, c/o Stephanie Corrigan, 2898 Rowena Ave. Suite 103, Los Angeles, CA 90039, by telephone at (202) 641-0999, or by e-mail at Shall@fairchild.com.

Very truly yours,



Susan L. Hall
Counsel

Enclosures
SLH/pc



Julia Randall and Associates

March 15, 2010

D. Cameron Findlay
Secretary
Medtronic, Inc.
710 Medtronic Pkwy.
Minneapolis, MN 55432

Re: Shareholder Resolution for Inclusion in the 2010 Proxy Materials

Dear Mr. Findlay:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for Medtronic, Inc.'s 2010 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2010 annual meeting of shareholders.

Please communicate with my authorized representative Susan L. Hall, Esq. if you need any further information. Ms. Hall can be reached at Susan L. Hall, c/o Stephanie Corrigan, 2898 Rowena Ave. Suite 103, Los Angeles, CA 90039, by telephone at (202) 641-0999, or by e-mail at Shall@fairchild.com.

Very truly yours,

Julia Randall

Julia Randall

Enclosures

cc: Susan L. Hall, Esq.

4210 Oakridge Lane, Chevy Chase, Maryland 20815 • 301-654-2236
Fax: 301-654-5936 • E-mail: jrandall@erols.com

The Graham Group
18310 Montgomery Village Avenue
Suite 740
Gaithersburg, MD 20879
tel 301-556-2320
fax 301-948-9578
toll free 800-624-0673

MorganStanley
SmithBarney

Charles N. Graham, Jr.
Senior Vice President-Wealth Management
Family Wealth Director
charles.n.graham@smithbarney.com

Nicholas J. Serenyi, CFP®
Senior Vice President-Wealth Management
Financial Planning Specialist
Financial Advisor
nicholas.j.serenyi@smithbarney.com

Susan G. Harrington, CRPS®
Senior Vice President-Wealth Management
Financial Planning Specialist
Financial Advisor
susan.g.harrington@smithbarney.com

Douglas M. Jarrard, CFA®
Senior Vice President-Wealth Management
Portfolio Manager
douglas.m.jarrard@smithbarney.com

Ryan Bowman
First Vice President-Wealth Management
Financial Planning Specialist
Financial Advisor
ryan.bowman@smithbarney.com

March 15, 2010

D. Cameron Findlay
Secretary
Medtronic, Inc.
710 Medtronic Pkwy.
Minneapolis, MN 55432

Re: Shareholder Resolution for Inclusion in the 2010 Proxy Materials

Dear Mr. Findlay:

This firm holds 400 shares of Medtronic, Inc. common stock on behalf of our client, Julia Randall. Ms. Randall acquired these shares on 4/6/2005 and has held them continuously for a period of one year prior to the date on which her shareholder proposal is being submitted.

If you have any further questions, please do not hesitate to contact me.

Very truly yours,



Susan G. Harrington
Senior Vice President – Wealth Management
Morgan Stanley Smith Barney

MODERNIZE SALES AND OTHER TRAINING EXERCISES

RESOLVED, that the Board of Medtronic, Inc. report to shareholders on the feasibility of phasing out Medtronic's use of live animals for sales and other training exercises.

Supporting Statement:

The most recent U.S. Department of Agriculture (USDA) records available show that our Company used 4,420 animals — of whom 1,280 dogs, 861 pigs, 629 sheep, 357 rabbits and hundreds of other animals were used in invasive and deadly experiments that, according to USDA documents, causes these animals "pain or distress."[1]

Medtronic has *sales representatives* surgically cut open and implant medical devices in live animals,[2] and hosts an "Invasive Skills Course" in which physician assistants practice cutting open the chests and arteries of live animals.[3] The use of animals in this fashion is a significant social issue. These outdated practices do not ensure product safety and are unnecessary for ensuring that these products are properly used. At least one of our Company's major competitors has prohibited the use of animals in sales training and has committed to using non-animal methods exclusively.[4]

Medtronic spent almost $1,000,000 on Congressional lobbying in 2007, in part to defeat proposed legislation that would have prohibited sales representatives from mutilating live animals.[5] Yet studies document that even physicians find alternative models "superior" to live animals for surgical training.[6]

---

[1] USDA, "Annual Report of Research Facility," 2006-2008. USDA does not require facilities to report the vast majority of animals used in tests, rats and mice, and no numbers are available for the use of these animals by Medtronic in 2006 and 2007.
[2] Medtronic Careers, "Clinical Consultant," 8 Jan. 2010.
[3] http://www.apacvs.org/documents/PDF/COC2008_(Prior).pdf
[4] Private Correspondence with PETA, 6 Jul. 2009.
[5] Senate, "Lobbying Report," Medtronic, Inc., 14 Feb. 2008.
[6] http://www.ncbi.nlm.nih.gov/pubmed/14512654

The well-known Cleveland Clinic has stated it "does not allow procedures with animals for the sole purpose of sales training."[7] Many companies design simulators specifically for device training. Simbionix works with eight of the top ten medical device companies, "[f]rom explaining and illustrating complex physiological processes to designing practical training solutions for innovative new approaches."[8] SynDaver Labs develops synthetic human tissues and body parts and offers public laboratories that make SynDaver's "products available to ... sales and marketing professionals for medical product demonstrations, and to medical professionals for surgical simulation and clinical task training."[9]

More than 95% of medical schools in the U.S. and Canada do not use animals in their curricula and – for both ethical and scientific reasons – the American Medical Student Association "strongly encourages the replacement of animal laboratories with non-animal alternatives..."[10] If physicians do not need to use animals for their training, surely Medtronic's sales representatives do not need to cut open animals to teach doctors about medical devices.

We urge shareholders to support this socially and fiscally responsible resolution to identify ways to modernize our Company's training policies so that they are both effective and ethical.

---

[7] http://www.woio.com/Global/story.asp?S=5927587
[8] http://www.etrinsic.com/Company.aspx
[9] http://store.syndaver.com/lab.php
[10] http://www.amsa.org/AMSA/Libraries/Exec_Docs/2009_AMSA_Preamble_Purposes_and_Principles.sflb.ashx

EXHIBIT B


Medtronic
Alleviating Pain · Restoring Health · Extending Life

Feasibility Assessment of Eliminating the Use of Animals for Training Purposes

Foundation: Medtronic designs, develops, manufactures, sells and services highly sophisticated medical devices to fulfill our mission of alleviating pain, restoring health and extending the lives of those patients who receive our products and therapies. Our primary responsibility to our customers and the patients they serve is to ensure that our products are safe and effective, and that our products are used correctly by the physicians and medical personnel who prescribe and install them. Given Medtronic's reputation for quality and the consequences of incorrect usage of our products, our responsibility for ensuring proper training and correct usage of products is as much a part of our products as the devices themselves.

A vast array of training methods and materials have been developed and employed by Medtronic to provide a comprehensive understanding of the products and surgical techniques required for proper installation and usage. These methods and materials include instructive training sessions, computer simulations, cadavers, animate and artificial tissues, haptic feedback systems, visualization systems, and, in very limited and specific instances, live animals.

Over the years, Medtronic has made a significant investment in creating and developing the training tools and methods described above to substantially reduce the use of live animals for training purposes. Through these efforts, our use of animals for training purposes is but a small fraction of what it was just five years ago, and we remain committed to seeking additional alternatives to the use of animals.

Purpose: Although Medtronic believes that continuing its proven efforts for reducing the use of animals for training purposes is both admirable and appropriate, Medtronic assessed the feasibility of complete elimination of the use of live animals for training purposes, while maintaining the appropriate levels of training for physicians, allied healthcare professionals and Medtronic sales consultants necessary for safe and effective installation and use of Medtronic products.

Method: To provide a comprehensive assessment of the feasibility of eliminating the use of animals for training purposes, both existing as well as potential future Medtronic products and therapies were considered. A multi-discipline, cross-functional assessment of the training programs of the small number of existing products requiring animals was undertaken. Similarly, an envisioning exercise was performed for potential future products and therapies. In these exercises, the animal training elements of current and future product training programs were evaluated on the following criteria:

1) Current status of potential alternative training methods and materials;
2) Feasibility of creating comparable alternative training methods;
3) Clinical requirements of the training (by target trainee type, for example, physicians, sales/field consultants, etc.);
4) Adequacy and effectiveness of training techniques; and
5) Implications and consequences of insufficient training.

Results: Based on the criteria identified, the assessment team reached the following conclusions:

1) For current products which require the use of animals for training, there are currently no alternative means of training that are capable of addressing requirements identified for

physicians and healthcare professionals. For training of sales/field personnel, the training requirements for several products may be able to be reduced.

2) Given the rapid expansion of innovation and technology in the medical device industry and attempting to envision the future products and therapies which the company may develop, it is possible that these products and therapies may require the use of animals for proper training. While the need for the use of animals will be evaluated at that time, complete elimination of this training option is currently neither feasible nor appropriate.
3) Medtronic's current development of, and search for, alternative training methods is active. The results of these efforts are measurable and significant.

Recommendations: The assessment team recommends the following actions:

1) Continue the current practices and culture of seeking and developing alternative training methods, and further reducing the use of animals for training purposes.
2) Continue to review the training requirements for sales/field personnel to determine if further reductions in animal use can be found.

Conclusion: Medtronic has pioneered a number of advancements in eliminating animal use in medical device training. Medtronic believes that the goal of eliminating animal use is laudable, and continues to strive to reach this goal. However, because safe and effective use of medical technologies by healthcare professionals cannot always be adequately addressed through alternatives, it is not currently feasible to completely eliminate the use of animals for training.

Dated: April 22, 2010

EXHIBIT C


Medtronic
Alleviating Pain · Restoring Health · Extending Life

Policy Regarding Use of Animals

Use of Animals in Research

As a manufacturer of medical devices, Medtronic is required to demonstrate the safety and efficacy of its products to the satisfaction of the U.S. Food and Drug Administration (FDA) and to other regulatory authorities worldwide. In many cases, these authorities prescribe animal research as the only means to provide information they accept as valid. As a result, Medtronic scientists involve animals in research when necessary to help the company better understand the use of medical technology to treat certain chronic diseases.

When required to use animals in its research efforts, Medtronic is focused on:

- using the smallest, reasonable number of animals for a study;
- carefully designing and researching study protocols to avoid unnecessary tests and duplication of data; and
- exploring and implementing alternatives to animal research.

Medtronic is committed to the highest standards of respectful, humane care of animals. Research by the company conforms to, or exceeds, standards and principles set by federal authorities and is overseen by the U.S. Department of Agriculture (USDA) and Medtronic's licensed veterinarians. As required by the regulations, Medtronic established a multi-discipline ethics committee that reviews all animal use protocols and conducts regular facility inspections. Our research environment is also accredited by the Association for the Assessment and Accreditation of Laboratory Animal Care International (AAALAC), which regularly conducts on-site reviews of our practices and protocols. We also hold vendors and service providers to the same ethical and quality standards we apply to ourselves.

Use of Animals in Training

Our mission to alleviate pain, restore health, and extend life requires the highest level of care for patients, which in turn demands providing uncompromised training for healthcare professionals, as innovative therapies and products advance medical care. Whenever possible, inanimate methods and models are used for training purposes, including the development of novel virtual and haptic simulation systems, the use of cadaver and replicating tissue, and extensive didactic instruction. Medtronic continuously evaluates new alternatives to the use of animals in training. However, because safe and effective use of medical technologies by healthcare professionals cannot always be adequately addressed through alternatives, it is not currently feasible to completely eliminate our use of animals for training. Regardless, when the use of an animal is required for training due to the lack of appropriate alternatives, Medtronic follows the same rigorous ethical and quality standards that it follows for animals used in research.

Use of Animals Generally

Finding alternatives to animal use has been our practice for more than 30 years, and we continue to focus on finding ways to replace and reduce the use of animals with technological advances such as computer modeling, animation and simulation. Medtronic pioneered the use of computer models and simulators to test the detailed algorithms programmed into cardiovascular devices. We also use a series of computer simulation systems and non-animal models for training on the placement and handling of new cardiac pacing leads and delivery catheters.

As we continue to pursue the research and development of innovative medical products, we remain committed to the three principles of replacement, reduction and refinement as it relates to all decisions involving the use of animals in research, education and other training matters.

Last updated: April 22, 2010